
September 19, 2024

John Ho
Chief Executive Officer
Landsea Homes Corp
1717 McKinney Avenue
Suite 1000
Dallas, TX 75202

> **Re: Landsea Homes Corp**
> **Registration Statement on Form S-3**
> **Filed September 13, 2024**
> **File No. 333-282124**

Dear John Ho:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Darren J. Guttenberg, Esq.